FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of May 2006
                                09 May 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Setanta Distribution Deal released on 09 May 2006



Press Release 9 May 2006

       BSkyB and Setanta agree distribution deal for commercial customers

British Sky Broadcasting ("Sky") and Setanta Sports Holdings ("Setanta") have reached an agreement that will allow pubs, clubs, sports centres and other commercial premises to receive as part of their Sky subscription Setanta's live coverage of FA Premier League football from August 2007.

This announcement follows last week's award by the FA Premier League of 92 live matches per season to Sky and 46 live matches per season to Setanta for the three-year period starting in 2007/08. By working together, Sky and Setanta will ensure that all of Sky's commercial customers will be able to receive all 138 live Premiership matches without the need for separate subscriptions. The new agreement builds on the existing agreement between Sky and Setanta under which commercial customers receive Setanta's live coverage of the Scottish Premier League as part of their Sky subscription.

In addition, Sky and Setanta have reached an agreement in principle under which Setanta's Premiership coverage will also be available to residential customers on the digital satellite platform. All residential digital satellite viewers will be able to subscribe to Setanta's package of channels as a standalone subscription service, following the agreement for Sky to continue to provide a range of Conditional Access services to Setanta.

Richard Freudenstein, Sky's Chief Operating Officer, said: "This is good news for Sky customers - both commercial and residential. We're pleased to have been able to reach agreement with Setanta to ensure that Setanta's Premiership coverage will be available on the satellite platform."

Trevor East, Setanta's Director of Sports, said, "Setanta's strategy is to make our programming services available on all platforms. We're delighted to have agreed a deal with Sky that will give us access to all Sky homes, as well as distribution to their pubs and clubs, for both the FA Premier League and the Scottish Premier League."

Continued investment in live sport by Sky has helped to achieve a bigger audience for live sport in pubs and clubs than ever before. In the 2005/06 season, fans made an average of 6.1 million visits per week to watch Sky Sports in pubs or clubs, up from 5.4 million per week the previous season.

                                      end

Notes to Editors

Setanta

Setanta offers seven channels in the UK on both the Sky and cable platforms. Subscribers to the Setanta Sports Pack receive over 1,000 live sports events every year including football: from Scottish, Italian, French German and Dutch premier leagues, rugby: featuring French Top14 and The Celtic League, and American Sports: including NFL football, MLB baseball and NBA basketball. The Scottish Premier League is also available on a pay-per-view basis on Freeview. Setanta will be broadcasting 46 FA Premier League matches, commencing August 2007, within their Sports Pack on both satellite and cable platforms, ensuring the widest possible distribution to viewers.

For further information:

Sky

Press:
Matthew Anderson      Tel: 0207 705 3267      matthew.anderson@bskyb.com
Robert Fraser         Tel: 0207 705 3036      robert.fraser@bskyb.com

Analysts / investors:
Andrew Griffith       Tel: 0207 705 3118      andrew.griffith@bskyb.com
Robert Kingston       Tel: 0207 705 3726      robert.kingston@bskyb.com


Setanta Sports

Victoria Palmer-Moore (Director, Powerscourt) Tel: 0207 236 5680 victoria.palmermoore@powerscourtmedia.com
Richard Brooke (Director, Setanta) Tel: 0207 766 8450



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 09 May 2006                        By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary